

June 8, 2015

<u>Via E-mail</u>
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

> **Re: Kore Resources Inc.**
> **Form 8-K**
> **Filed September 8, 2014**
> **Form 8-K**
> **Filed May 5, 2015**
> **File No. 000-54977**

Dear Mr. Killeen:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Craig Arakawa for

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining